EXHIBIT 99.2

Empower Clinics Inc.

Management’s Discussion & Analysis

For the three months ended March 31, 2022 and 2021

Expressed in United States dollars

Empower Clinics Inc. Management’s Discussion & Analysis For the three months ended March 31, 2022 and 2021 (Expressed in United States dollars, except where noted)

Preface

In this Management’s Discussion & Analysis (“MD&A), “Empower”, the “Company”, or the words “we”, “us”, and “our” refer to Empower Clinics Inc. together with its subsidiaries.

This MD&A comments on our financial condition, financial performance, and results of operations for the three months ended March 31, 2022, and 2021. All amounts are expressed in US dollars unless otherwise noted. Past performance may not be indicative of future performance. This MD&A is supplemental and should be read in conjunction with the unaudited condensed interim consolidated financial statements and accompanying notes for the three months ended March 31, 2022 and 2021 (the “Financial Statements”) and the audited consolidated financial statements and accompanying notes for the year ended December 31, 2021 (the “Annual Financial Statements”) and the annual Management’s Discussion & Analysis for the year ended December 31, 2021 (the “Annual MD&A”)

All financial information contained in this MD&A and in the Financial Statements is prepared in accordance with International Financial Reporting Standards (“IFRS”), including IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), except for non-GAAP information as noted and where a reconciliation to IFRS is provided.

The first, second, third and fourth quarters of the Company’s fiscal years are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively. The years ended December 31, 2021, 2020, and 2019, are also referred to as “fiscal 2021”, “fiscal 2020” and “fiscal 2019”, respectively.

In preparing this MD&A, we have considered all information available to us up to November 1, 2022.

This MD&A contains forward-looking information within the meaning of Canadian securities laws. Refer to “Cautionary Note Regarding Forward-Looking Statements”. All statements made by management are subject to the risks and uncertainties identified in the “Risks and Uncertainties” section of this document.

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Additional information regarding the Company is available on our website at www.EmpowerClinics.com and on SEDAR at www.SEDAR.com.

Nature of Operations

Headquartered in Vancouver, British Columbia, Empower is a federally incorporated Canadian company that is publicly traded on the Canadian Securities Exchange under the symbol CBDT, quoted on the OTCQB under the symbol “EPWCF” and quoted on the Frankfurt Stock Exchange under the symbols “8EC.F”, “8EC.MU”, and “8EC.SG”.

Empower is a leader in integrated healthcare and diagnostic solutions in the United States and Canada and is reshaping the model for patient-first integrated healthcare and wellness by leveraging our experience with clinic management, technology, quality products, medical and paramedical expertise. Supported by an experienced leadership team and in partnership with renowned pharmacy brands, Empower is aggressively growing its clinical and digital presence across North America. Our Health & Wellness and Diagnostics & Technology business units are positioned to positively impact the integrated health of our patients, while simultaneously providing long term value for our shareholders.

The Medi-Collective

Empower launched The Medi-Collective (“TMC”), the evolution of Empower’s network of integrated healthcare clinics in Canada providing body and mind wellness, and treating patients with primary care, paramedical services and specialty services. TMC is a multi-disciplinary group of medical practitioners dedicated to applying a collaborative working model with the goal of delivering effective community healthcare and positive wellness. TMC’s practice starts and ends with the people who make up our community, from our top-quality practitioners striving for excellence every day, to the patients and clients we care for. Fueled by the belief that effective healthcare is as much a mental approach as a physical one and by bringing together the power of positive attitudes with the most advanced medical methodologies, we create the best possible opportunity to produce the best possible outcomes for everyone involved, physically and mentally.

2

Empower Clinics Inc. Management’s Discussion & Analysis For the three months ended March 31, 2022 and 2021 (Expressed in United States dollars, except where noted)

In partnership with renowned pharmacy brands, TMC is a channel for accessible and modern healthcare while providing communities with high-quality service through professionally trained medical practitioners. TMC’s clinics provide patient accessibility through digital and telemedicine care offerings. TMC operates software platforms to manage patients through the medical consultation process that is a compliant Electronic Health Record system and patient management portal. It provides improved management of patients while improving the ability of our doctors, admins and staff to treat and serve patients needs. The telemedicine platform allows patients to register and select an appointment time to conduct a private consultation with one of the physicians remotely through a secure video link, thereby extending the reach of our clinic operations beyond the physical clinic locations.

As of the date of this MD&A, The Medi-Collective has six operational clinic locations, two of which exclusively offer paramedical services, while the other four provide an integrated offering of paramedical and primary care services.

Kai Medical

Through its subsidiaries, Kai Medical Laboratory, LLC and Kai Medical Canada Corp. (together “Kai Medical”), Empower provided world-class medical diagnostics and testing services. Kai Medical provided large-scale testing capability to support specimen testing demand from enterprise level customers with a focus on key industries such as film & television production, tourism, hospitality, care homes, medical clinics and facilities in the United States.

Kai Medical operated a direct-to-consumer platform, Kai Care, serving the U.S. market with the Kai Care at-home Saliva RT-PCR test kit. Subsequent to period end, Kai Medical was rebranded to MediSure Laboratory.

MediSure

On July 30, 2021, the Company acquired Medi+Sure Canada Inc. (“MediSure”). Founded in 2010, MediSure has been dedicated to producing affordable, quality diabetes products that bring economic value to the diabetes testing market while delivering world-class training and educational support to those living with the disease. MediSure’s distribution channels primarily consist of pharmacies, distributors, correctional facilities and care homes. During fiscal 2021, MediSure’s product sales included diabetic glucose meters and blood sugar tests meeting all ISO standards. With a pipeline of broader product offerings, Management expects the acquisition to bolster Empower’s direct-to-consumer testing products initiative.

The Company continues to be active and opportunistic with respect to mergers and acquisitions, with the goal of advancing its business plan and increase shareholder value where possible. The Company may seek to acquire third party channel partners to increase its patient base, profitability, and to increase shareholder value through the effective utilization of its existing operations. Outlook for the Company’s existing operations is discussed below.

Empower Clinics

On April 5, 2022, Empower Clinics launched COVID-19 testing solutions for cruise travel passengers in Vancouver, Canada. From launch through to September 30, 2022, Empower delivered more than 18,000 COVID-19 tests comprised of both rapid antigen tests and RT-PCR tests. Cruise lines and tour operators were among the repeat customers which contributed to the high volume of tests performed over the course of the operating season.

3

Empower Clinics Inc. Management’s Discussion & Analysis For the three months ended March 31, 2022 and 2021 (Expressed in United States dollars, except where noted)

The Medi-Collective

The Company working to leverage its integrated clinic offering of products and services to market and sell other Empower offerings such as MediSure’s diabetes management solutions and Vitamin D test kits to existing and incoming TMC clients.  Management is committed to providing shareholder value and conducts regular operational reviews to ensure efficient and profitable operations. A recent operational review resulted in management’s decision to close two underperforming clinic locations. This decision allows the Company to direct its resources to more profitable and viable clinic locations. In fiscal 2022 and beyond, the Company will seek to improve the profitability of its existing clinics while exploring additional clinic opportunities.

MediSure Laboratory (formerly Kai Medical Laboratory)

On June 20, 2022, the Company announced that it had completed the rebranding of Kai Medical Laboratory to MediSure Laboratory, providing a harmonized brand for the Company’s medical diagnostics and laboratory testing across the U.S. and Canada.

MediSure Laboratory is an accredited laboratory consisting of experienced scientists, medical professionals and staff providing reliable testing solutions to the healthcare community and employer groups while having an unwavering commitment to quality and scientific innovations. MediSure Laboratory also sells direct-to-consumer testing solutions for self-administration (COVID-19 rapid antigen testing), providing a convenient means for monitoring and improving consumers’ health.

MediSure Laboratory offers services in the state of Texas, and surrounding states supporting the testing needs for commercial accounts and consumers. Immediate plans include expansion of MediSure Laboratory’s specimen processing programs that include wellness panels, molecular testing, and the development of at-home self-administered test protocols.

In fiscal 2022, MediSure Laboratory is commencing the process of applying for additional U.S. Federal Drug and Administration certifications for the sales of additional medical devices in the United States. Once certifications have been obtained, the Company anticipates that sales from new medical devices such as blood glucose monitors, and hormone and vitamin testing, will bolster revenue in the U.S. MediSure Laboratory is also engaged in research and development of further diagnostic solutions.

MediSure Canada

On April 25, 2022, MediSure, launched the at-home Vitamin D test kit, approved by Health Canada under the MediSure brand. Vitamin D deficiency affects roughly 10% of Canadians and can contribute to adverse health effects. MediSure Vitamin D test kits provide consumers with the ability to monitor their vitamin D levels at home without a medical professional and are available directly to consumers and the healthcare community. As of the date of this MD&A, the Company had shipped 25,000 units of its Vitamin D test kits to its network of partnered pharmacies, wholesalers, and distributors. The Company anticipates sales and revenue will continue to increase in late 2022 and beyond.

On July 12, 2022, the Company, through its subsidiary MediSure, launched its latest product innovation, MediSure Empower Blood Glucose Monitor (BGM). The BGM requires a smaller blood sample size than other blood glucose monitors, allowing for alternative sampling sites other than fingers. It utilizes test strips with improved accuracy, delivers results in less than six seconds and has Bluetooth connectivity so that results can be maintained on a smartphone or tablet. Through the BGM, MediSure is fulfilling its mission of providing affordable, high-quality diabetic management products to all Canadians. The BGM is available for sale through the MediSure website and in select pharmacies.

MediSure has entered into a standing offer agreement with Public Works and Government Services Canada to provide diabetic testing supplies and glucometers. As of the date of this MD&A, the Company has generated sales of approximately $91,000 and anticipates further growth from this agreement going forward.

4

Empower Clinics Inc. Management’s Discussion & Analysis For the three months ended March 31, 2022 and 2021 (Expressed in United States dollars, except where noted)

Financial Highlights

The following table presents selected financial highlights from the results of operations for the three months ended March 31, 2022 and 2021.

	2022	2021
	$	$
Total revenue	1,106,950	1,958,802

Gross margin	234,871	1,216,435

Loss from continuing operations	(2,298,925)	(24,928,263)
Gain (loss) from discontinued operations	133,915	(285,293)
Net loss for the period	(2,165,010)	(25,213,556)
Adjusted EBITDA loss (1)	(1,239,475)	(547,790)

(1) Adjusted EBITDA is a non-GAAP financial measure that is calculated as income (loss) from continuing operations before depreciation and amortization, interest, accretion, share-based compensation, gain or loss from changes in fair value of warrant liability, impairment of intangible assets, and impairment of goodwill.

The following table presents selected financial highlights of the Company’s financial condition as at March 31, 2022 and December 31, 2021.

	March 31, 2022	December 31, 2021
	$	$
Cash	2,518,743	866,170
Working capital deficiency	(4,962,882)	(4,542,752)
Current liabilities	9,114,661	7,703,093
Non-current liabilities	4,297,642	3,727,224

First Quarter Financial Review

The following table summarizes the results of operations for the three months ended March 31, 2022, and 2021:

	2022	2021
	$	$
Total revenue	1,106,950	1,958,802

Gross margin	234,871	1,216,435

Operating expenses	1,308,443	899,205
Legal and professional fees	365,680	865,020
Depreciation and amortization expense	53,645	120,670
Share-based payments	123,291	435,986

Loss from operations	(1,616,188)	(1,104,446)

Provision for credit losses	4,521	-
Loss (gain) on change in fair value of warrant liability	(651,385)	23,793,165
Loss on change in fair value of conversion feature	679,003	-
Impairment of property and equipment	19,336	-
Financing expense	700,542	-
Other (income) expenses, net	(69,280)	30,652

Net loss from continuing operations	(2,298,925)	(24,928,263)
Net income (loss) from discontinued operations	133,915	(285,293)

Foreign currency translation	(56,756)	52
Comprehensive loss for the period	(2,221,766)	(25,213,504)

5

Empower Clinics Inc. Management’s Discussion & Analysis For the three months ended March 31, 2022 and 2021 (Expressed in United States dollars, except where noted)

Revenue

Revenue in Q1 2022 was $1,106,950 compared to $1,958,802 in Q1 2021. The Company’s revenue was earned from patient visits to existing clinics throughout the Medi-Collective network and from COVID-19 testing performed by Kai Medical. Of total revenue in Q1 2022, $149,602 (2021 - $1,703,276) related to COVID-19 testing and $485,127 (2021 - $nil) related to the sale of diabetes testing equipment. The remaining revenue of $472,221 (2021 - $255,526) resulted from patient visits at clinics.

Gross margin

Gross margin in Q1 2022 was $234,871 compared to a gross margin of $1,216,435 in Q1 2021 and is calculated as revenue less the direct expenses of clinic services and product sales. The Company experienced a decrease in gross margin compared to prior year period due to an increase in cost of revenue with a significant decrease in sales in the Diagnostics & Technology division.

Operating expenses

For the three months ended March 31, 2022 and 2021, operating expenses were comprised of the following:

	2022	2021
	$	$
Salaries and benefits	756,467	347,294
Rent	23,534	31,774
Advertising and promotion	154,431	157,489
Telephone and internet	52,105	106,116
Penalties	8,527	11,048
Other	313,379	245,484
Total	1,308,443	899,205

Operating expenses in Q1 2022 were $1,308,443, which increased from $899,205 during Q1 2021. The increase was primarily related to increased salaries and benefits.

Legal and professional fees

Legal and professional fees in Q1 2022 were $365,680, compared to $865,020 during Q1 2021. In Q1 2022, legal and professional fees were primarily comprised of accounting fees and consulting fees pertaining to the assessment of a testing site. In Q1 2021, legal and professional fees were mainly comprised of costs incurred in connection with the acquisitions of Kai Medical USA and Lawrence Park & Atkinson clinics as well as business advisory and consulting expenses.

Depreciation and amortization expense

Depreciation and amortization expense in Q1 2022 was $53,645, compared to $120,670 during Q1 2021. The decrease in this expense was due to significant amount of long-lived assets being impaired during the year ended December 31, 2021. Depreciation and amortization expense for current year period was primarily from furniture and testing equipment.

Share-based payments

The Company recorded share-based payment during Q1 2022 of $123,291, compared to an amount of $435,986 during Q1 2021 due to fewer options granted in current year period. The share-based option expense during the period was largely dependent on the fair value at grant date determined by Black-Scholes option pricing model.

Provision for credit loss

In Q1 2022, the Company recorded a provision for expected credit loss of $4,521, compared to $nil in Q1 2021. The increase was based on management’s estimate of aged lease receivables from a sub-lease contract that is expected to be uncollectible.

6

Empower Clinics Inc. Management’s Discussion & Analysis For the three months ended March 31, 2022 and 2021 (Expressed in United States dollars, except where noted)

Gain on change in fair value of warrant liability

In Q1 2022, the Company recorded a gain on the change in the fair value of its warrant liability of $651,385 compared to a loss of $23,793,165 during Q1 2021 due to the requirement to re-value the share purchase warrants upon exercise or at every quarter end. The gain resulted from the decrease in the Company’s share price during Q1 2022, which is a key variable in determining the fair value of the warrant liability per the Black-Scholes option pricing model.

Loss on change in fair value of conversion feature

In Q1 2022, the Company recorded a loss on change in fair value of conversion feature of $679,003 compared to $nil during Q1 2021 relating to the Company’s convertible debentures. The conversion features associated with the convertible debentures were re-valued at period end, resulting in a loss.

Impairment of property, plant and equipment

In Q1 2022, the Company recognized impairment of property, plant, and equipment of $19,336 compared to $nil in Q1 2021. The impairment charge was completely related to leasehold improvements. The impairment charges resulted from management’s review of the recoverability of the assets and a conclusion that their carrying amount exceeded their recoverable amount.

Financing expense

Financing expense was $700,542 in Q1 2022 compared to $nil in Q1 2021. During the current quarter, the Company closed two private placements and issued several securities that had total fair value greater than the gross proceeds.

Other (income) expense

The Company had other income of $69,280 during Q1 2022, compared to other expense of $30,652 during Q1 2021. Other income in Q1 2022 mainly resulted from the lease allowance receivable from the head landlords in two of the Company’s TMC clinics of $160,124 offset by other expenses comprised primarily of interest and accretion. Other expense in Q1 2021 was primarily comprised of interest and accretion expense.

First Quarter Cash Flows

	2022	2021
	$	$
Net cash used in operating activities of continuing operations	(1,969,588)	(1,215,767)
Net cash used in operating activities of discontinued operations	(7,482)	(228,684)

Net cash provided by (used in) investing activities of continuing operations	113,342	(57,546)

Net cash provided by financing activities of continuing operations	3,573,057	2,913,614
Net cash used in financing activities of discontinued operations	-	(33,608)

Effects of foreign exchange on cash	(56,756)	-

Increase in cash and restricted cash	1,652,573	1,378,009

Review of the Company’s cash flows from continuing operations during Q1 2022 compared to Q1 2021:

Cash used in operating activities of continuing operations during Q1 2022 was $1,969,588 compared to $1,215,767 during Q1 2021. Greater amount of cash used in operating activities was resulted from lower revenue and lower gross margin during the current year period compared to prior year period.

Cash provided by investing activities of continuing operations during Q1 2022 was $113,342, compared to cash used of $57,546 during Q1 2021. The increase was related to the proceeds from the sale of the Sun Valley.

7

Empower Clinics Inc. Management’s Discussion & Analysis For the three months ended March 31, 2022 and 2021 (Expressed in United States dollars, except where noted)

Cash provided by financing activities of continuing operations in Q1 2022 was $3,573,057 compared to $2,913,614 in Q1 2021. Cash from financing activities during Q1 2022 was primarily related to proceeds from private placements which were partly offset by the lease and loan payments. Cash from financing activities during Q1 2021 was due to the exercise of warrants which was offset by repayment of debt.

Summary of Quarterly Results

The following summarizes the quarterly results of the Company for the last eight most recently completed quarters:

	Q1 2022	Q4 2021	Q3 2021	Q2 2021
	$	$	$	$
Total revenue	1,107	1,142	406	862
Loss from continuing operations	(2,299)	(4,684)	(1,712)	(412)
Loss per share - basic and diluted	(0.01)	(0.01)	0.01	(0.00)
Cash dividends declared	-	-	-	-
Total assets	6,028	5,037	7,986	10,771

	Q1 2021	Q4 2020	Q3 2020	Q2 2020

Total revenue	1,958	738	86	86
Loss from continuing operations	(24,928)	(15,289)	(314)	(501)
Loss per share - basic and diluted	(0.08)	(0.06)	(0.00)	(0.00)
Cash dividends declared	-	-	-	-
Total assets	11,139	9,230	1,447	1,800

The Company is expected to remain subject to many of the risks common to early-stage enterprises for the foreseeable future, including challenges related to laws, regulations, licensing, integrating and retaining qualified employees; making effective use of limited resources; achieving market acceptance of existing and future solutions; competing against companies with greater financial and technical resources; acquiring and retaining customers; and developing new solutions.

Non-GAAP Financial Measures

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA are non-GAAP financial measures and accordingly, they are not earnings measures recognized by IFRS and do not carry standard prescribed significance. Moreover, the Company’s method for calculating Adjusted EBITDA may differ from that used by other companies using the same designation.

Accordingly, we caution readers that Adjusted EBITDA should not be substituted for determining net income (loss) as an indicator of operating results or as a substitute for cash flows from operating and investing activities. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, the presentation of these measures is to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

8

Empower Clinics Inc. Management’s Discussion & Analysis For the three months ended March 31, 2022 and 2021 (Expressed in United States dollars, except where noted)

The following table provides a reconciliation of Adjusted EBITDA to the consolidated financial statements for the three months ended March 31, 2022 and 2021:

	2022	2021
	$	$
Net loss from continuing operations	(2,298,925)	(24,928,263)
Add (subtract):
Depreciation and amortization expense	53,645	120,670
Interest expense	82,215	28,875
Accretion expense	52,803	1,777
EBITDA loss	(2,110,262)	(24,776,941)
Share-based payments	123,291	435,986
Loss (gain) on fair value change of warrant liability	(651,385)	23,793,165
Loss on fair value change of conversion feature	679,003	-
Impairment of property and equipment	19,336	-
Financing expense	700,542	-
Adjusted EBITDA loss	(1,239,475)	(547,790)

Events After the Reporting Period

The Company’s Financial Statements filed on SEDAR at www.SEDAR.com contain a complete discussion of subsequent events affecting the Company.

Liquidity and Capital Resources

Liquidity and going concern

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements.

Factors that may affect the Company’s liquidity are continuously monitored. These factors include the number of patient visits, average patient spend per visit, number of COVID-19 tests performed, operating costs, capital costs, income tax refunds, foreign currency fluctuations, seasonality, market immaturity and a highly fluid environment related to state and federal law passage and regulations.

In the event that the Company is adversely affected by any of these factors and, as a result, the operating cash flows are not sufficient to meet the Company’s working capital requirements there is no guarantee that the Company would be able to raise additional capital on acceptable terms to fund a potential cash shortfall. Consequently, the Company is subject to liquidity risk.

As at March 31, 2022, the Company had an accumulated deficit of $64,499,955 (December 31, 2021 - $62,334,945). The Company’s operations are mainly funded with equity and debt financing, which is dependent upon many external factors, and thus funds may be difficult to raise when required. Management continues to evaluate the need for additional financing and is of the opinion that additional financing will be available to continue its planned activities in the normal course. Nonetheless, there is no assurance that the Company will be able to raise sufficient funds in the future to complete its planned activities. The foregoing indicates the existence of a material uncertainty that may cast substantial doubt as to whether the Company would continue as a going concern and realize its assets and settle its liabilities and commitments in the normal course of business.

The Company’s consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume the realization of assets and discharge of liabilities in the normal course of business. The consolidated financial statements do not give effect to any adjustments that would be necessary should the Company not be able to continue as a going concern. Such adjustments could be material.

9

Empower Clinics Inc. Management’s Discussion & Analysis For the three months ended March 31, 2022 and 2021 (Expressed in United States dollars, except where noted)

The Company will need to procure additional financing in order to fund its ongoing operation. The Company intends to obtain such financing through equity financing, and there can be no assurance that the Company can raise the required capital it needs to build and expand as expected, nor that the capital markets will fund the business of the Company. Without this additional financing, the Company may be unable to achieve positive cash flow and earnings as quickly as anticipated, these uncertainties cast a significant doubt about the Company’s ability to continue as a going concern.

As at March 31, 2022, the Company had a cash balance of $2,518,743, restricted cash of $nil, and current liabilities of $9,222,401. In comparison, as at December 31, 2021, the Company had a cash balance of $866,170, restricted cash of $1,238,366, and current liabilities of $7,703,093.

Contractual obligations

A summary of undiscounted liabilities and future operating commitments at March 31, 2022 are as follows:

	Total	Within 1 year	2 - 5 years	Greater than 5 years
		$	$	$
Maturity analysis of financial liabilities
Accounts payables and accrued liabilities	3,685,086	3,685,086	-	-
Consideration payable(1)	200,363	200,363	-	-
Loans payable	1,522,243	213,756	841,105	467,382
Notes payable	175,683	175,683	-	-
Convertible notes payable	3,376,649	182,694	3,193,955	-
Lease payments	3,976,008	763,647	2,184,208	1,028,153
Total financial liabilities	12,936,032	5,221,229	6,219,268	1,495,535

(1) Consideration payable of $200,363 to the seller of MediSure

The Board of Directors of the Company has overall responsibility for the establishment and oversight of the Company’s risk management policies on an annual basis. The Company’s Board of Directors identifies and evaluates the Company’s financial risks and is charged with the responsibility of establishing controls and procedures to ensure financial risks are mitigated.

The Company’s objectives when managing capital are to pursue and complete the identification and evaluation of assets, properties, or businesses with a view to acquisition. The Company does not have any externally imposed capital requirements to which it is subject.

The Company manages the capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new common shares or adjust the amount of cash.

The Company’s investment policy is to invest excess cash in investment instruments at high credit, quality financial institutions with terms to maturity selected with regards to the expected time of expenditures from continuing operations.

Off-Balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations or arrangements with respect to any obligations under a variable interest equity arrangement.

Related Party Transactions

The Company’s related parties include key management personnel and any transactions with such parties for goods and/or services that are made on regular commercial terms. During Q1 2022 and Q1 2021, the Company did not enter into any transactions with related parties outside of compensation to key management personnel as disclosed below.

Key management are those personnel having the authority and responsibility for planning, directing, and controlling the Company. Salaries and benefits, bonuses, and termination benefits are included in operating expenses and share-based payments are recorded as share-based payment expense or share capital.

10

Empower Clinics Inc. Management’s Discussion & Analysis For the three months ended March 31, 2022 and 2021 (Expressed in United States dollars, except where noted)

Key management compensation for the three months ended March 31, 2022 and 2021 includes:

	2022	2021
	$	$
Salaries and benefits	250,465	215,859
Share-based payments	26,057	233,486
Directors’ fees	11,000	5,000
	287,522	454,345

Included in salaries and benefits for the three months ended March 31, 2022 is $nil (2021 - $nil) related to common shares awarded to the CEO.

As at March 31, 2022, $39,324 (December 31, 2021 - $172,934) is due to the CEO for salaries and benefits. The amounts are unsecured and due on demand.

As at March 31, 2022 and December 31, 2021, the other assets balance of $745,531 represents a loan with the CEO resulting from share subscriptions receivable. The amount was previously classified within equity as the loan was previously collateralized by the common shares of the Company owned by the CEO. During the year ended December 31, 2021, the terms of the loan were modified such that the loan is no longer collateralized by the CEO’s common shares. The receivable has no specified interest or terms of repayment. Management assessed credit risk of the share subscription receivable as low as the Company has offsetting payables to the CEO and an ongoing service contract.

International Financial Reporting Standards

The interim financial statements have been prepared in accordance with IFRS as issued by the IASB, effective as of March 31, 2022. The Company’s significant accounting policies are described in note 3 to the annual consolidated financial statements for the years ended December 31, 2021, 2020 and 2019.

Critical Accounting Policies and Estimates

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make estimates based on assumptions about future events that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively in the period in which the estimate is revised. Management has made the following critical judgements and estimates:

Management considers the policies described in note 3 of the annual consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 to be the most critical in understanding the judgements that are involved in the preparation of the Company’s consolidated financial statements and the uncertainties that could impact its results of operations, financial condition, and cash flows.

11

Empower Clinics Inc. Management’s Discussion & Analysis For the three months ended March 31, 2022 and 2021 (Expressed in United States dollars, except where noted)

Changes in Accounting Standards

The accounting policies applied in the preparation of the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2022 and 2021, are consistent with those applied and disclosed in note 3 to the Company’s annual consolidated financial statements for the years ended December 31, 2021, 2020 and 2019.

Outstanding Share Data

The authorized capital of the Company consists of an unlimited number of common shares without par value. The Company had the following securities outstanding as at the date of this MD&A:

Type of Security	Number Outstanding
Common Shares	348,508,658
Stock Options	7,249,459
Warrants	34,377,500

Risks and Uncertainties

For a detailed listing of the risk factors faced by the Company, please refer to the Company’s MD&A for the years ended December 31, 2021, 2020 and 2021.

Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, consideration payable, notes payable, loans payable, convertible debentures, and conversion features associated with convertible debentures. Cash, restricted cash, and conversion feature are classified as fair value through profit or loss and recorded at fair value. The remaining items are measured at amortized cost. The fair values of cash, restricted cash, accounts receivable, accounts payable and accrued liabilities are equal to their carrying values due to their short-term maturity. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of arms-length financial instruments approximates their carrying value due to the relatively short term to maturity.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this MD&A, other than statements of historical fact, constitute forward-looking statements and forward-looking information within the meaning of applicable securities laws (collectively “forward-looking statements”). Forward-looking statements are based upon Empower’s and its management’s current internal expectations, estimates, projections, assumptions and beliefs. In some cases, words such as “plan”, “expect”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “potential”, “proposed” and other similar words, or statements that certain events or conditions “may” or “will” occur, are intended to identify forward-looking statements. Forward-looking statements are provided for the purposes of assisting the reader in understanding management’s current expectations and plans relating to the future based on current assumptions, and readers are cautioned that such statements may not be appropriate for other purposes.

The forward-looking statements in this MD&A include statements with respect to: (i) the Company’s future business and development prospects and strategies, including the ongoing potential impact, both positive and negative, of the COVID-19 pandemic on the Company's operations; (ii) the expected number, and timing of the opening of, new medical clinics; (iii) the Company’s expectations regarding revenues, expenses and anticipated cash needs; (iv) the expected methods to be used by the Company to distribute and sell its medical devices, and offer its vaccination and laboratory testing services; (v) the expected growth in the number of purchasers of the Company's medical devices, and users of the Company's vaccination and laboratory testing services; (vi) the Company’s proposed operations in Canada and the United States; (vii) laws and regulations applicable to the Company, and the impact thereof; (viii) competitive conditions in the medical and health and wellness sectors; (ix) the grant, renewal and impact of any licenses required to conduct the Company's activities; and (x) the expected benefits to the Company of the Company's recent and proposed acquisitions.

12

The Company has made certain assumptions with respect to the forward-looking statements regarding, among other things: (i) the Company’s ability to generate sufficient cash flow from operations and obtain financing, if needed, on acceptable terms or at all; (ii) general economic, financial market, regulatory and political conditions in which the Company operates; (iii) the ability of the Company to ship its products and maintain supply chain stability; (iv) consumer interest in the Company’s products and services; (v) anticipated and unanticipated costs of providing services; (v) government regulation of the Company’s activities; (vi) the timely receipt and maintenance of any required regulatory approvals; (vii) the Company’s ability to obtain qualified staff, equipment and services in a timely and cost efficient manner; (viii) the Company’s ability to conduct operations in a safe, efficient and effective manner; and (x) the Company’s expansion plans and timeframe for completion of such plans.

Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking statements. Undue reliance should not be placed on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. The actual results or performance of the Company could differ materially from those anticipated in the forward-looking statements as a result of the risk factors set forth below and under the heading “Risk and Uncertainties”, including risks related to: the impact of regulatory oversight and changes on the Company’s business; the Company’s ability to maintain supply chain stability; the duration and severity of impact of the COVID-19 pandemic; the Company’s ability to successfully negotiate third party agreements; continued or further volatility in and/or degradation of general economic, market, industry or business conditions related to COVID-19 or otherwise; changes in applicable legislation and regulatory requirements; product liability; recalls; uninsured and uninsurable events; reliance on third party transportation; cyber security and privacy; future levels of revenues; consumer demand for the Company’s products; the Company’s ability to manage disruptions in the financial markets or obtain credit, if needed; future levels of capital; expected expenditures; the success or timing of completion of ongoing or anticipated capital projects; the adequacy of the Company’s capital resources and liquidity, including availability of sufficient cash flow to execute the Company’s business plan (either within the expected timeframe or at all); potential actions of third parties; and other factors beyond the Company’s control.

Readers are cautioned that these factors are difficult to predict and that the assumptions used in developing the forward-looking statements may prove to be incorrect. Readers are also cautioned that the list of risk factors contained in this MD&A is not exhaustive. Accordingly, readers are cautioned that the Company’s actual results may vary from the forward-looking statements, and the variations may be material.

Although the Company believes that the expectations reflected in the forward‐looking statements are reasonable, it can give no assurance that such expectations will prove to be correct, and the forward‐looking statements are expressly qualified in their entirety by this cautionary statement. The purpose of the forward‐looking statements is to provide the reader with a description of management’s expectations, and the forward‐looking statements may not be appropriate for any other purpose. The forward-looking statements are made as at the date of this MDA& and the Company undertakes no obligation to update or revise any of the forward‐looking statements, whether as a result of new information, future events or otherwise, except as required by applicable Canadian securities laws.

This MD&A may contain market and industry data and forecasts obtained from third party sources, industry publications and publicly available information. Third party sources generally state that their information has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of such information. Although management believes it to be reliable, the Company has not independently verified any of the data from third party sources referred to in this MD&A, or analyzed or verified the underlying studies or surveys relied upon or referred to by such sources.

13